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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 70232 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**C6 CAPITAL SECURITIES LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**600 LEXINGTON AVENUE 32ND FL**
(No. and Street)

| **NEW YORK** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Renata Clemente** **(646) 253 5566**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

| | **New York** | **NY** | |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Renata Clemente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C6 CAPITAL SECURITIES LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, FINOP

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# C6 CAPITAL SECURITIES LLC

Statement of Financial Condition

December 31, 2019

# C6 CAPITAL SECURITIES LLC

## Table of Contents



**Report of Independent Registered Public Accounting Firm**

To the Members of the Board of Management and the Member of C6 Capital Securities LLC:

***Opinion on the Financial Statement – The Statement of Financial Condition***

We have audited the accompanying statement of financial condition of C6 Capital Securities LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 27, 2020

We have served as the Company's auditor since 2019.

*PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017*
*T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us*

**C6 Capital Securities LLC**

Statement of Financial Condition

December 31, 2019

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 5,669,915 |
| Deposit from clearing broker | | 250,000 |
| Receivable from broker-dealers and clearing organizations | | 5,283,234 |
| Receivable from affiliate | | 47,493 |
| Other assets | | 8,103 |
| Total assets | $ | 11,258,745 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 226,314 |
| Total liabilities | | 226,314 |
| Member's equity | | 11,032,431 |
| Total liabilities and member's equity | $ | 11,258,745 |

See accompanying notes to the financial statement.

# C6 Capital Securities LLC

Notes to Financial Statement

December 31, 2019

## (1) Organization and Business

C6 Capital Securities LLC (the "Company"), a Delaware limited liability company was formed on September 7, 2018. C6 Holdings LLC ("Parent"), a Delaware limited liability company, is the sole member of the Company.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of (i) Corporate and Sovereign Bonds, (ii) Convertible Bonds, (iii) U.S. Government Securities, as well as (iv) US and International Equities with Institutional Investors.

The Company clears all transactions with and for customers on a fully disclosed basis through a third party clearing firm. The Company does not accept customer funds nor securities, as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

## (2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

### (a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### (b) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, which is a disregarded entity for tax purposes. As such, the operations of the Company are treated as a part of operations of the Parent. All income taxes are incurred at the Parent level and are the legal obligation of the Parent. As a result, there are no tax expenses or benefits recognized by the Company. US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. As the Company is a single member LLC, which is a disregarded entity for tax purposes, this evaluation is conducted at the Parent level.

## (2) Summary of Significant Accounting Policies (continue)

### (c) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

## (3) Related Party Transactions

A Service agreement is in place with the Parent since April 2019 for the provision of payroll, administration, occupancy, equipment and communication services. As of December 31, 2019, the receivable from affiliate is $47,493.

## (4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 12.5% of aggregate indebtedness, as defined. Additionally, the Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, claims exemption from the remaining provisions of that rule.

At December 31, 2019, the Company had net capital of $10,976,774 which was $10,876,774 in excess of the amount required of $100,000.

## (5) Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a third-party clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations.

As of December 31, 2019, the Company maintained its cash balance with a financial institution. The cash balance is in excess of the Federal Deposit Insurance Company insurance limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

## (6) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including broker dealers, banks and affiliates asset managers, hedge funds and other institutional clients.

## (6) Risk Management (continue)

In the normal course of business, the Company's activities mainly include acting as a broker for the trade execution of fixed income and equity securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker.

## (7) Fair Value Measurements

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The Company's assets and liabilities are considered financial instruments and are either already carried at fair value, are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

As of December 31, 2019 the Company did not hold any transaction that meet the definition of level 2 or 3.

5

**(8) Commitment and Contingencies**

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

The Company was granted a guarantee by C6 Holding S.A, where the guarantor unconditionally guarantees the prompt payment upon demand of any and all outstanding payment obligations of any transactions in fixed income or other securities.

**(9) Subsequent Events**

The Company has evaluated events and transactions occurring subsequent to December 31, 2019 as of February 27, 2020 which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2019 that requires recognition or disclosure in the financial statements.